ENERGYS GROUP LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF MEMBERS TO BE HELD ON MARCH 30, 2026 AT 4:00 PM (HONG KONG TIME)

Notice is hereby given ("Notice") that an extraordinary general meeting of the members (the "Members") of Energys Group Limited, a Cayman Islands exempted company (the "Company" or "Energys"), will be held at 4:00 p.m., local time, on March 30, 2026, at the office of the Company located at 4A Meyer Industrial Building, 2 Chong Yip Street, Kwun Tong, Kowloon, Hong Kong, and any adjournments thereof (the "Meeting" or "Extraordinary Meeting") for the following purposes:

1. To approve, as a special resolution: ("**Proposal No. 1**")

(A) that the Ordinary Shares of the Company be re-designated and re-classified (the "Re-designation and Re-classification of Share Capital") such that the currently authorized share capital of the Company shall be re-classified and re-designated from US$30,300 divided into (i) 300,000,000 Ordinary Shares, of a par value of US$0.0001each, and (ii) 3,000,000 preference shares, of a par value of US$0.0001 each (which shall include 2,575,250 shares of Series A Convertible Preferred Stock), to US$30,300 divided into (i) 285,000,000 Class A Ordinary Shares, of a par value of US$0.0001 each, (ii) 15,000,000 Class B Ordinary Shares, of a par value of US$0.0001 each, and (iii) 3,000,000 preference shares, of a par value of US$0.0001 each (which shall include 2,575,250 shares of Series A Convertible Preferred Stock), and that the currently issued and outstanding 31,253,416 Ordinary Shares, of a par value of US$0.0001 each, and the 1,279,250 Ordinary Shares, of nominal or par value of US$0.0001 each, underlying the 1,279,250 issued and outstanding shares of Series A Convertible Preferred Stock of the Company (the "Preferred Shares") be re-designated and re-classified into 21,603,416 Class A Ordinary Shares, of a par value of US$0.0001 each, with one (1) vote per share (the "Class A Ordinary Shares") and 10,929,250 Class B Ordinary Shares, of a par value of US$0.0001 each, with fifty (50) votes per share (the "Class B Ordinary Shares"), on a one for one basis, as follows:

Name of Member	Current Shares		After Re-Classification/ Re-Designation	
	Ordinary	**Preferred**	**Class A[(1)]**	**Class B[(2)(3)]**
Moonglade Investment Limited[(4)]	9,650,000	106,900	-	9,756,900[(5)]
Other Holders of Ordinary Shares	21,603,416	-	21,603,416[(6)]	-
Other Holders of Preferred Shares	-	1,172,350[(7)]	-	1,172,350[(8)]
Total Outstanding Shares	31,253,416	1,279,250	21,603,416	10,929,250

(1) Entitled to one (1) vote per share on all matters submitted to Members for vote

(2) Entitled to fifty (50) votes per share on all matters submitted to Members for vote

(3) Includes certain currently outstanding Ordinary Shares and Ordinary Shares underlying and to be issued upon conversion of all currently outstanding Preferred Shares in accordance with their terms.

(4) Owned as to 69.7% by Moon Shadow Global Limited, which is 100% owned by Mr. Michael Lau, our Executive Director and Chief Technology Officer, who is also its sole director and who therefore has sole voting power over the shares owned of record by Moonglade Investment Limited.

(5) Represents 487,845,000 votes, or 85.88% of the total available votes.

(6) Represents 21,603,416 votes, or 3.80% of the total available votes.

(7) Includes 1,048,470 Preferred Shares owned of record by Mr. Michael Lau, our Executive Director and Chief Technology Officer, 110,780 Preferred Shares owned of record by Mr. Kevin Cox, our Executive Director and Chief Executive Officer, and an aggregate of 13,100 Preferred Shares owned of record by two unaffiliated third-parties.

(8) Represents 58,617,500 votes, or 10.32% of the total available votes.

(B) that the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to the Proxy Statement (the "Second Amended and Restated Memorandum and Articles of Association") be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Amended and Restated

Articles of Association of the Company currently in effect, to reflect the dual-class share structure and to set out the rights and privileges of the Class A Ordinary Shares and the Class B Ordinary Shares.

2. To approve, as a special resolution, that the terms of the Series A Convertible Preferred Stock (the "Preferred Shares") be revised such that (i) the Preferred Shares shall be entitled to that number of votes to which the underlying Ordinary Shares would be entitled if they were issued and outstanding; and (ii) the Preferred Shares shall be convertible into Class B Ordinary Shares; provided, however, that, upon the filing with the SEC of a registration statement with the purpose of registering under the Securities Act any or all of the Class B Ordinary Shares or other securities that are convertible or exchangeable for Class B Ordinary Shares, the Class B Ordinary Shares covered by such registration statement, and the Class B Ordinary Shares underlying such other securities, shall automatically convert to Class A Ordinary Shares as provided in Article 15D of the Second Amended and Restated Articles of Association. **THIS PROPOSAL IS TO BE VOTED UPON ONLY BY HOLDERS OF SERIES A PREFERRED STOCK.** ("**Proposal No. 2**")

3. To consider and act upon such other business as may properly come before the Extraordinary Meeting. ("**Proposal No. 3**")

Only Members of record holding either Ordinary Shares (who will not be entitled to vote on Proposal No. 2) or Series A Preferred Shares (who will be entitled to vote on all matters) at the close of business on February 13, 2026 (EST), shall be entitled to notice of and to vote at the Extraordinary Meeting. All Members are cordially invited to attend the Meeting in person. Regardless of your plan to attend/not attend the Extraordinary Meeting, please vote either over the Internet or by completing the enclosed proxy card and signing, dating, and returning it promptly. Sending in your proxy will not prevent you from attending and voting in person at the Extraordinary Meeting and in such event, the proxy shall be deemed to be revoked.

We have elected to furnish proxy materials to our Members on the Internet. We believe this approach will allow us to provide our Members with the appropriate information while lowering costs to the Company. Accordingly, we are sending a Notice Regarding the Availability of Proxy Materials (the "Internet Notice") to our Members of record and beneficial owners. All Members will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The Company's annual report on Form 20-F for the fiscal year ended June 30, 2025, including its complete audited financial statements, as filed with the United States Securities and Exchange Commission (the "SEC"), is available from the Company without charge upon written request to our Secretary at the corporate offices of the Company at Franklyn House, Daux Road, Billingshurst, West Sussex RH1 49SJ. The Company's annual report on Form 20-F and other documents filed or submitted to the SEC are also available from the SEC's website at www.sec.gov.

By Order of the Board of Directors
Kevin Cox, Chairman
United Kingdom
March 6, 2026

QUESTIONS AND ANSWERS
RELATING TO THE EXTRAORDINARY GENERAL MEETING

Why did I receive these materials?

Our Members as of the close of business on February 13, 2026 (EST), which we refer to as the "Record Date," are entitled to vote at our Extraordinary General Meeting, which will be held on March 30, 2026 ("Extraordinary Meeting"). Such Members include Members holding either Ordinary Shares (who will not be entitled to vote on Proposal 2) or shares of Series A Preferred Stock (who will be entitled to vote on all matters). As a Member holding of record Ordinary Shares, you are invited to attend the Extraordinary Meeting and are requested to vote on the items of business described in this proxy statement (excluding Proposal 2); as a Member holding of record shares of Series A Preferred Stock, you are invited to attend the Extraordinary Meeting and are requested to vote on all items of business described in this proxy statement (including Proposal 2). This proxy statement provides notice of the Extraordinary Meeting, describes the proposals presented for Members' action, and includes other information about the Company. The accompanying proxy card enables Members to vote on the matters without having to attend the Extraordinary Meeting in person.

The cost of soliciting these proxies, consisting of the printing, handling, and mailing of the proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the Ordinary Shares, will be paid by the Company.

In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit proxies by telephone, facsimile, or in person. These persons will receive no extra compensation for their services.

Who is entitled to vote at the Extraordinary Meeting?

Only Members of record at the close of business on the Record Date are entitled to receive notice of and to participate in the Extraordinary Meeting. If you were a Member of record holding Ordinary Shares on the Record Date, you would be entitled to vote all of your Ordinary Shares and if you were a Member of record holding Series A Preferred Stock on the Record Date, you would be entitled to vote all of the shares of Series A Preferred Stock that you held on that date at the Extraordinary Meeting, or any adjournments of the Extraordinary Meeting.

How many votes do I have?

You will be entitled to one vote for each outstanding Ordinary Share or for each share of Series A Preferred Stock of the Company you own as of the Record Date. As of the Record Date, there were 31,253,416 Ordinary Shares and 1,279,250 shares of Series A Preferred Stock outstanding and eligible to vote.

How many shares must be present or represented to conduct business at the Extraordinary Meeting?

The presence, in person or by proxy, of the holders of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Extraordinary Meeting. Based on the number of Ordinary Shares and shares of Series A Preferred Stock outstanding as of the Record Date, the holders of at least 10,844,222 of our outstanding Ordinary and Series A Preferred shares will be required to establish a quorum. The presence, in person or by proxy, of the holders of one-third of the outstanding shares of Series A Preferred Stock is necessary to constitute a quorum for purposes of Proposal No. 2. Based on the number of shares of Series A Preferred Stock outstanding as of the Record Date, the holders of at least 426,417 of our outstanding shares of Series A Preferred Stock will be required to establish a quorum for purposes of voting on Proposal 2.

Proxies received but marked as abstentions, votes withheld, and broker "non-votes" will be included in the calculation of the number of votes considered present at the Extraordinary Meeting. Abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum. A broker "non-vote" occurs when a broker holding Ordinary Shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

How can I vote my shares in person at the Extraordinary Meeting?

Ordinary Shares or shares of Series A Preferred Stock held in your name as the Member of record may be voted by you in person at the Extraordinary Meeting. Ordinary Shares held by you beneficially in "street name" through a broker, bank, or other nominee may be voted by you in person at the Extraordinary Meeting only if you obtain a legal proxy from the broker, bank, or other nominee that holds your shares giving you the right to vote the Ordinary Shares.

How can I vote my shares without attending the Extraordinary Meeting?

Whether you hold Ordinary Shares directly as the Member of record or beneficially in "street name" or you hold shares of Series A Preferred Stock, you may direct how your shares are voted without attending the Extraordinary Meeting. If you are a Member of record (that is if your Ordinary Shares are registered directly in your name with our transfer agent or your shares of Series A Preferred Stock are registered directly in your name on the books of the Company), you must complete and properly sign and date the accompanying proxy card and return it to us and it will be voted as you direct. If you are a Member of record and attend the Extraordinary Meeting, you may deliver your completed proxy card in person. If you hold Ordinary Shares beneficially in "street name," you may vote by submitting voting instructions to your broker, bank, or other nominee.

Can I vote by telephone or electronically?

If you are a Member of record, you may vote electronically through the Internet, by following the instructions included with your proxy card. If your Ordinary Shares are held in "street name," please check your proxy card or contact your broker, bank, or other nominee concerning voting electronically and the deadline for such voting. You may not vote by telephone.

Can I change my vote after I return my proxy card?

Yes. If you are a Member of record, you may revoke or change your vote at any time before the proxy is exercised by delivering a notice of revocation to our Secretary at Franklyn House, Daux Road, Billingshurst, West Sussex RH1 49SJ, or by signing a proxy card bearing a later date, or by attending the Extraordinary Meeting and voting in person.

For Ordinary Shares you hold beneficially in "street name," you may change your vote by submitting new voting instructions to your broker, bank, or other nominee or, if you have obtained a legal proxy from your broker, bank, or other nominee giving you the right to vote your Ordinary Shares, by attending the Extraordinary Meeting and voting in person. In either case, the powers of the proxy holder will be suspended if you attend the Extraordinary Meeting in person and so request, although attendance at the Extraordinary Meeting will not by itself revoke a previously granted proxy.

Who counts the votes?

Votes will be counted by TransShare Corporation ("TransShare"), our transfer agent, who will act as master tabulator. However, no representatives of TransShare will attend the Extraordinary Meeting. Henry F. Schlueter, our United States securities counsel, will serve as the Judge of Election. As the Judge of Election, Mr. Schlueter will certify the final vote count at the Extraordinary Meeting. If you are a Member of record, your signed proxy card is returned directly to TransShare for tabulation. If you hold your Ordinary Shares in "street name" through a broker, bank, or other nominee, your broker, bank, or other nominee will return one proxy card to TransShare on behalf of its clients.

What are the Board of Directors' recommendations?

Unless you give other instructions on your proxy card, the person named as proxy holder on the proxy card will vote in accordance with the recommendations of the Board of Directors. The Board of Directors' recommendation

is set forth together with the descriptions of Proposal No. 1 and Proposal No. 2 in this proxy statement. In summary, the Board of Directors recommends FOR Proposal No. 1 and FOR Proposal No. 2.

Mr. Michael Lau, the Company's Executive Director and Chief Technology Officer, through his direct 100% equity ownership of Moon Shadow Global Limited, which owns 69.7% of Moonglade Investment Limited, has sole voting control over the 9,650,000 Ordinary Shares owned of record by Moonglade Investment Limited. In addition, Mr. Lau has sole voting control over the 106,900 shares of Series A Preferred Stock owned of record by Moonglade Investment Limited and over the 1,048,470 shares of Series A Preferred Stock owned of record by Mr Lau. Mr. Lau has advised the Company that he intends to vote the 9,650,000 Ordinary Shares and the 1,155,370 shares of Series A Preferred Stock, representing, in the aggregate, approximately 33.21% of the total available votes as of the Record Date, in favor of Proposal No. 1, above. In addition, Mr. Lau has advised that certain other Members, who own or control an aggregate of 16,965,556 Ordinary Shares and 110,780 Series A Preferred Shares, have informed Mr. Lau that they intend to vote in favor of Proposal No. 1. Accordingly, Proposal No. 1 is expected to be approved.

Mr. Lau has further advised the Company that he intends to vote the 1,155,370 shares of Series A Preferred Stock, representing approximately 90.32% of the outstanding shares of Series A Preferred Stock as of the Record Date, in favor of Proposal No. 2, above. Accordingly, Proposal No. 2 will be approved.

See "Security Ownership of Certain Beneficial Owners and Management," below.

Will Members be asked to vote on any other matters?

To the knowledge of the Company and its management, Members will vote only on the respective matters as described in this proxy statement. However, if any other matters properly come before the Extraordinary Meeting, the persons named as proxies for Members will vote on those matters in the manner they consider appropriate.

What vote is required to approve each of the items?

Proposal No. 1

The affirmative vote of a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorized representative, or by proxy is required for Proposal No. 1 (being the Re-designation and Re-classification of Share Capital and the related adoption of the Second Amended and Restated Memorandum and Articles of Association).

Proposal No. 2

The affirmative note of a majority of not less than two-thirds of votes cast by such Members as, being entitled so to do, vote in person or, in the case of any Member being a corporation, by its duly authorized representative, or by proxy is required for Proposal No. 2 (being the revision of the terms of the Series A Convertible Preferred Stock through the amendment of the Schedule to the Amended and Restated Memorandum and Articles of Association of the Company titled "Terms of Series A Preferred Stock"). Only Members holding Series A Preferred Stock are entitled to vote on Proposal No. 2.

A properly executed proxy marked "abstain" with respect to any matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

How are votes counted?

In the approval of Proposal No. 1, Members holding Ordinary Shares or shares of Series A Preferred Stock may vote "FOR," "AGAINST," or "ABSTAIN." If you elect to "ABSTAIN," the abstention has the same effect as a vote "AGAINST." If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such item.

In the approval of Proposal No. 2, only Members holding shares of Series A Preferred Stock may vote "FOR," "AGAINST," or "ABSTAIN." If you elect to "ABSTAIN," the abstention has the same effect as a vote "AGAINST." If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such item.

If you hold your Ordinary Shares in "street name" through a broker, bank, or other nominee rather than directly in your own name, then your broker, bank, or other nominee is considered the Member of record, and you are considered the beneficial owner of your Ordinary Shares. We have supplied copies of this proxy statement to the broker, bank, or other nominee holding your Ordinary Shares of record, and they have the responsibility to send it to you. As the beneficial owner, you have the right to direct your broker, bank, or other nominee on how to vote your Ordinary Shares at the Extraordinary Meeting. The broker, bank, or other nominee that is the Member of record for your Ordinary Shares is obligated to provide you with a voting instruction card for you to use for this purpose. If you hold your Ordinary Shares in a brokerage account but you fail to return your voting instruction card to your broker, your Ordinary Shares may constitute "broker non-votes."

Brokerage firms generally have the authority to vote customers' un-voted shares on certain "routine" matters. No "routine matters" are being voted on at the Extraordinary Meeting. Therefore, as brokerage firms will not be voting any of their customers' un-voted shares, these shares will not be counted for any purposes, including for purposes of establishing a quorum.

PROPOSAL NO. 1

(A) RE-DESIGNATION AND RE-CLASSIFICATION OF SHARE CAPITAL AND OF THE CURRENTLY ISSUED AND OUTSTANDING ORDINARY SHARES AND THE ORDINARY SHARES UNDERLYING THE ISSUED AND OUTSTANDING SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK
and
(B) ADOPTION OF SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

1. To approve, as a special resolution: ("**Proposal No. 1**")

(A) that the Ordinary Shares of the Company be re-designated and re-classified (the "Re-designation and Re-classification of Share Capital") such that the currently authorized share capital of the Company shall be re-classified and re-designated from US$30,300 divided into (i) 300,000,000 Ordinary Shares, of a par value of US$0.0001each, and (ii) 3,000,000 preference shares, of a par value of US$0.0001 each (which shall include 2,575,250 shares of Series A Convertible Preferred Stock), to US$30,300 divided into (i) 285,000,000 Class A Ordinary Shares, of a par value of US$0.0001 each, (ii) 15,000,000 Class B Ordinary Shares, of a par value of US$0.0001 each, and (iii) 3,000,000 preference shares, of a par value of US$0.0001 each (which shall include 2,575,250 shares of Series A Convertible Preferred Stock), and that the currently issued and outstanding 31,253,416 Ordinary Shares, of a par value of US$0.0001 each, and the 1,279,250 Ordinary Shares, of nominal or par value of US$0.0001 each, underlying the 1,279,250 issued and outstanding shares of Series A Convertible Preferred Stock of the Company (the "Preferred Shares") be re-designated and re-classified into 21,603,416 Class A Ordinary Shares, of a par value of US$0.0001 each, with one (1) vote per share (the "Class A Ordinary Shares") and 10,929,250 Class B Ordinary Shares, of a par value of US$0.0001 each, with fifty (50) votes per share (the "Class B Ordinary Shares"), on a one for one basis, as follows:

Name of Member	Current Shares		After Re-Classification/ Re-Designation	
	Ordinary	Preferred	Class A[(1)]	Class B[(2)(3)]
Moonglade Investment Limited[(4)]	9,650,000	106,900	-	9,756,900[(5)]
Other Holders of Ordinary Shares	21,603,416	-	21,603,416[(6)]	-
Other Holders of Preferred Shares	-	1,172,350[(7)]	-	1,172,350[(8)]
Total Outstanding Shares	31,253,416	1,279,250	21,603,416	10,929,250

(1) Entitled to one (1) vote per share on all matters submitted to Members for vote

(2) Entitled to fifty (50) votes per share on all matters submitted to Members for vote

(3) Includes certain currently outstanding Ordinary Shares and Ordinary Shares underlying and to be issued upon conversion of all currently outstanding Preferred Shares in accordance with their terms.

(4) Owned as to 69.7% by Moon Shadow Global Limited, which is 100% owned by Mr. Michael Lau, our Executive Director and Chief Technology Officer, who is also its sole director and who therefore has sole voting power over the shares owned of record by Moonglade Investment Limited.

(5) Represents 487,845,000 votes, or 85.88% of the total available votes.

(6) Represents 21,603,416 votes, or 3.80% of the total available votes.

(7) Includes 1,048,470 Preferred Shares owned of record by Mr. Michael Lau, our Executive Director and Chief Technology Officer, 110,780 Preferred Shares owned of record by Mr. Kevin Cox, our Executive Director and Chief Executive Officer, and an aggregate of 13,100 Preferred Shares owned of record by two unaffiliated third-parties.

(8) Represents 58,617,500 votes, or 10.32% of the total available votes.

(B) that the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to this Proxy Statement (the "Second Amended and Restated Memorandum and Articles of Association") be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Amended and Restated

Articles of Association of the Company currently in effect, to reflect the dual-class share structure and to set out the rights and privileges of the Class A Ordinary Shares and the Class B Ordinary Shares.

Details of Proposal No. 1

Upon approval of Proposal No. 1 by the Members, the following amendments to the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association of the Company will be effected:

1. Clause 8 of the existing Amended and Restated Memorandum of Association of the Company will be deleted in its entirety and replaced with the following:

> "The authorized share capital of the Company is US$30,300 divided into (i) 285,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii)15,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 3,000,000 preference shares of a par value of US$0.0001 each (which shall include 2,575,250 shares of Series A Convertible Preferred Stock). The Company has the power, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Act and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained."

2. Clause 15 of the existing Amended and Restated Articles of Association of the Company will be retained in its entirety and the following provisions will be added thereto:

> "15A. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of the Company.
>
> 15B. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.
>
> 15C. Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 15B, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 15B (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to Article 15D, forthwith upon occurrence of the event specified in Article 15D which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares.
>
> 15D. Upon any private sale, transfer, assignment or disposition of any Class B Ordinary Share or other security that is convertible or exchangeable for a Class B Ordinary Share by a Member to any Person, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share or other security that is convertible or exchangeable for a Class B Ordinary Share to any Person, such Class B Ordinary Share or other security shall retain its super-voting rights such that the transferee shall be entitled to cast fifty (50) votes, or such other number of votes to which the Class B Ordinary Shares shall be entitled as of the effective date of the transfer or change, for each Class B Ordinary Share or other security that is convertible or exchangeable for a Class B Ordinary

Share owned of record or beneficially by such transferee. For the avoidance of doubt, (i) where a sale, transfer, assignment or disposition involves a change to the legal title to Class B Ordinary Shares or Preferred Shares, it shall be effective upon the Company's registration of such sale, transfer, assignment or disposition in its Register, and where a sale, transfer, assignment or disposition involves a change to the ultimate beneficial ownership or there is otherwise no change to the legal title to Class B Ordinary Shares or Preferred Shares, it shall be deemed effective at the time of the change, as determined in good faith by the directors in their sole discretion; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares or Preferred Shares to secure a holder's contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition, or a change of ultimate beneficial ownership, unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares or Preferred Shares. For the purposes of this Article 15D, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

Notwithstanding the above, no Class B Ordinary Share or other security that is convertible or exchangeable for a Class B Ordinary Share shall be sold or made available for sale in the public market. Upon the filing with the SEC of a registration statement with the purpose of registering under the Securities Act any or all of the Class B Ordinary Shares or other securities that are convertible or exchangeable for Class B Ordinary Shares, the Class B Ordinary Shares covered by such registration statement, or the Class B Ordinary Shares underlying such other securities, shall automatically convert to Class A Ordinary Shares.

15E. Save and except for voting rights and conversion rights as set out in Articles 15A to 15D (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank *pari passu* with one another and shall have the same rights, preferences, privileges and restrictions."

3. Clause 66 of the Amended and Restated Articles of Association will be deleted in its entirety and replaced with the following:

"Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Articles, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a duly authorised representative), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one (1) vote for every fully paid Class A Ordinary Share of which he is the holder and fifty (50) votes for every fully paid Class B Ordinary Share of which he is the holder, but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Articles, where more than one proxy is appointed by a Member which is a clearing house or a central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by the chairman of such meeting or by any one Member present in person or in the case of a Member being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting. A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member."

4. Such other incidental amendments as may be deemed necessary or appropriate in light of the above-referenced amendments will be made; provided that such amendments do not affect the rights of any Member in any way that is inconsistent with these resolutions.

Following the Re-designation and Re-classification of Share Capital, each Class A Ordinary Share will be entitled to one (1) vote and each Class B Ordinary Share will be entitled to fifty (50) votes on all matters subject to

vote at general meetings of the Company and will have such other rights, preferences, and privileges as set forth in the Second Amended and Restated Memorandum and Articles of Association.

The Board of Directors deems it advisable and is recommending that our Members approve and adopt the Re-designation and Re-classification of Share Capital and the Second Amended and Restated Memorandum and Articles of Association attached hereto as Annex A. The Second Amended and Restated Memorandum and Articles of Association reflect the proposed multi-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares (which are the subject of this proposal).

Vote Required for Approval

Assuming a quorum as referenced above is reached, the approval of Proposal No. 1 requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the Ordinary Shares who, being present and entitled to vote at the Extraordinary Meeting, vote in person or by proxy at the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

Proposal No. 1 will become effective upon approval by our Members.

The proposed Re-designation and Re-classification will not affect in any way the validity or transferability of share certificates outstanding, if any, or the trading of the Company's Class A Ordinary Shares on the Nasdaq Capital Market. If the proposal is passed by our Members, it will not be necessary for Members to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

Future issuances of Class A or Class B Ordinary Shares or securities convertible into Class A or Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of Ordinary Shares. In addition, the availability of additional Class A or Class B Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

Board Recommendation

The Board of Directors recommends a vote FOR Proposal No. 1.

PROPOSAL NO. 2

REVISION OF TERMS OF SERIES A PREFERRED STOCK

2. To approve, as a special resolution, that the terms of the Series A Convertible Preferred Stock (the "Preferred Shares") be revised such that (i) the Preferred Shares shall be entitled to that number of votes to which the underlying Ordinary Shares would be entitled if they were issued and outstanding; and (ii) the Preferred Shares shall be convertible into Class B Ordinary Shares; provided, however, that, upon the filing with the SEC of a registration statement with the purpose of registering under the Securities Act any or all of the Class B Ordinary Shares or other securities that are convertible or exchangeable for Class B Ordinary Shares, the Class B Ordinary Shares covered by such registration statement, and the Class B Ordinary Shares underlying such other securities, shall automatically convert to Class A Ordinary Shares as provided in Article 15D of the Second Amended and Restated Articles of Association. **THIS PROPOSAL IS TO BE VOTED UPON ONLY BY HOLDERS OF SERIES A PREFERRED STOCK. ("Proposal No. 2")**

Details of Proposal No. 2

Upon approval of Proposal No. 2 by the Members, the terms of the Series A Convertible Preferred Stock (the "Preferred Shares") will be revised such that (i) the Preferred Shares will be entitled to that number of votes to which the underlying Ordinary Shares would be entitled, if they were issued and outstanding; and (ii) the Preferred Shares will be convertible into Class B Ordinary Shares; provided, however, that, upon the filing with the SEC of a registration statement with the purpose of registering under the Securities Act any or all of the Class B Ordinary Shares or other securities that are convertible or exchangeable for Class B Ordinary Shares, the Class B Ordinary Shares covered by such registration statement, and the Class B Ordinary Shares underlying such other securities, shall automatically convert to Class A Ordinary Shares.

The revision of the terms of the Series A Convertible Preferred Stock will be effected by the following amendments to the Schedule to the Second Amended and Restated Articles of Association of the Company titled "Terms of Series A Preferred Stock" (the "Schedule"):

1. Paragraph 4 of the existing Schedule to the Amended and Restated Memorandum of Association of the Company will be deleted in its entirety and replaced with the following:

> "Each holder of outstanding shares of Series A Preferred Stock shall be entitled to that number of votes equal to the number of votes to which the Ordinary Shares underlying such shares of Series A Preferred Stock would be entitled if such Ordinary Shares were issued and outstanding (as adjusted from time to time pursuant to paragraph 5 hereof) at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration. Except as provided by law or by the provisions establishing any other series of Preferred Stock, holders of Series A Preferred Stock, and of any other outstanding series of Preferred Stock, shall vote together with the holders of Ordinary Shares as a single class. Holders of the Series A Preferred Stock shall have the right to receive notice of all meetings of shareholders simultaneously with the provision of such notice to holders of the Ordinary Shares."

2. Paragraph 5(a) of the existing Schedule to the Amended and Restated Memorandum of Association of the Company will be deleted in its entirety and replaced with the following:

> "Each holder of shares of Series A Preferred Stock may, at any time commencing on the 45th day after the last closing on the sale of Ordinary Shares pursuant to the initial public offering of the Ordinary Shares, at his or her option, convert any or all such shares (in minimum increments of 10,000 shares of Series A Preferred Stock per conversion if for less than all shares of Series A Preferred Stock owned) on the terms and conditions set forth in this paragraph 5, into fully paid and non-assessable Class B Ordinary Shares. Shares of Series A Preferred Stock are convertible into that number of Class B Ordinary Shares obtained by dividing the Issue Price of the aggregate number of shares of Series A Preferred Stock being converted by an amount equal to US$2.50, which number may be adjusted as provided in paragraphs (c) and (d), below (the "Conversion Price")."

The effects of these amendments are that (i) each outstanding Preferred Share will be entitled to fifty (50) votes on all matters subject to vote at general meetings of the Company; and (ii) at the option of the holder, each outstanding Preferred Share may be converted into one Class B Ordinary Share of the Company, entitling the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of the Company. Accordingly, each Class B Ordinary Share and each Preferred Share outstanding will be entitled to fifty (50) votes on all matters subject to vote at general meetings of the Company

In addition, upon approval of Proposal 1 as set forth in this Proxy Statement, Clause 15D of our Second Amended and Restated Articles of Association will provide that, upon the filing with the SEC of a registration statement with the purpose of registering under the Securities Act any or all of the Class B Ordinary Shares or other securities that are convertible or exchangeable for Class B Ordinary Shares, the Class B Ordinary Shares covered by

such registration statement, or the Class B Ordinary Shares underlying such other securities, shall automatically convert to Class A Ordinary Shares.

Vote Required for Approval

Assuming a quorum as referenced above is reached, the approval of Proposal No. 2 requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the shares of Series A Preferred Stock who, being present and entitled to vote at the Extraordinary Meeting, vote in person or by proxy at the Extraordinary Meeting

Proposal No. 2 will become effective upon approval by our Members holding shares of Series A Preferred Stock.

Board Recommendation

The Board of Directors recommends a vote FOR Proposal No. 2.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the number of Ordinary Shares beneficially owned by our directors and executive officers as of the Record Date. Except as indicated below, the Members listed possess sole voting and investment power with respect to their shares.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option, or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner.

Unless otherwise noted below, the address of each person listed on the table is Franklyn House, Daux Road, Billingshurst, West Sussex RH149SJ United Kingdom.

	Shares Beneficially Owned	
Name of Beneficial Owner	**Number**	**Percentage**(1)
Named Executive Officers and Directors:		
Kevin Cox	110,780(2)	0.35%
Michael Lau	10,805,370(3)	33.34%
Matthew Yu	0	0.00%
Peter Walder	0	0.00%
Yingying Duan	0	0.00%
Bin You Wang	0	0.00%
All executive officers and directors as a group (6 persons)	10,916,150	33.57%
5% Shareholders:		
Moonglade Investment Limited(4)	9,756,900	31.11%
Moon Shadow Global Limited(4)(5)	9,756,900	31.11%

(1) Based on 31,253,416 Ordinary Shares issued and outstanding as of February 25, 2026

(2) Represents 110,780 Ordinary Shares underlying shares of Series A Preferred Stock owned of record by Mr. Cox. Does not include any shares held of record by Moonglade, which is owned as to 24.7% by Mr. Cox, because Mr. Cox does not have voting or dispositive power over those shares.

(3) Represents 9,650,000 Ordinary Shares held of record by Moonglade, which is owned as to 69.7% by Moon Shadow Global Limited, 106,900 Ordinary Shares underlying shares of Series A Preferred Stock owned of record by Moonglade and 1,048,470 Ordinary Shares underlying shares of Series A Preferred Stock owned of record by Mr. Lau. Moon Shadow Global Limited is 100% owned by Mr. Lau, who is also its sole director and who therefore has sole voting and dispositive power over the shares owned of record by Moonglade.

(4) Includes 9,650,000 Ordinary Shares owned of record by Moonglade and 106,900 Ordinary Shares underlying shares of Series A Preferred Stock owned of record by Moonglade. Moonglade's registered address is 4th Floor, Water's Edge Building, Meridian Plaza, Road Town, Tortola, VG1110, British Virgin Islands.

(5) Moon Shadow Global Limited beneficially owns these shares by virtue of its 69.7% ownership of Moonglade. Moon Shadow Global Limited's registered address is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

NASDAQ EXEMPTIONS AND HOME COUNTRY PRACTICES

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol "ENGS." We make no representation that our Ordinary Shares will continue to trade in the future.

The Nasdaq Capital Market listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow "home country" corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market. In our listing application, we indicated that we would be following Cayman Islands corporate governance practices. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Although we are not required to do so under Cayman Islands corporate governance practices, we are complying with the following Nasdaq corporate governance standards:

- the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;
- the requirement under Section 5605(d) of the Nasdaq listing rules that our compensation committee be comprised solely of independent directors governed by a compensation committee charter who oversee executive compensation; and
- the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or by a nomination committee comprised solely of independent directors, (our nomination committee is composed entirely of independent directors).

In lieu of the Nasdaq corporate governance standards, we are following Cayman Island corporate governance standards with respect to the following:

- the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and

- the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

RELATED PARTY TRANSACTIONS

We have adopted an audit committee charter that requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

During the fiscal years ended June 30, 2025, 2024 and 2023, we, including our operating subsidiaries, entered into the following transactions with our related parties:

Related party balances

The amounts due to related parties consisted of the following:

Name	Relationship	As of June 30,		
		2023	2024	2025
		GBP	GBP	GBP
Mr. Michael Lau	Executive director and Chief Technology Officer	1,718,182	3,291	337,547
Mr. Kevin Cox	Executive director and Chief Executive Officer	216,885	-	-
Total		1,935,067	3,291	337,547

The above amounts are unsecured, non-interest bearing, repayable on demand, and non-trade in nature.

The loan from a related party consisted of the following:

Name	Relationship	As of June 30,		
		2023	2024	2025
		GBP	GBP	GBP
Mr. Kevin Cox	Executive director and Chief Executive Officer	-	671,809	-

The above amounts are interest bearing at 20% per annum, repayable on a monthly basis and non-trade in nature. On September 19, 2024, Mr. Cox agreed to waive approximately GBP377,229 (US$500,000) of the amount owed to him under the loan. This was recorded as a shareholder contribution and credited to additional paid-in capital. Mr. Cox will not receive any consideration for the capital contribution, and there are no plans, arrangements or understandings for or with Mr. Cox for him to receive any future consideration or remuneration in connection with his agreement to forgive or waive any right to repayment of the amounts contributed to additional paid-in capital. Between June 30, 2024 and June 30, 2025, Mr. Cox did not make any loans to the Company.

Related party transaction

Name	Relationship	Nature	For the Year Ended June 30,		
			2023	2024	2025
			GBP	GBP	GBP
Mr. Kevin Cox	Executive director and Chief Executive Officer	Interest expense on loan from a director	-	50,325	16,828

Debt Settlements

On April 25, 2024, Mr. Michael Lau agreed to settle an aggregate amount of US$2,597,710 in debt owed to him by the Company in exchange for the issuance of 1,048,470 shares of Series A Preferred Stock at a per share price of US$2.50. On the same date, Mr. Kevin Cox agreed to settle an aggregate amount of US$276,453 in debt owed to him by the Company in exchange for the issuance of 110,780 shares of Series A Preferred Stock at the same per share price.

Due to the convertibility provisions of our Series A Preferred Stock, the shares of Series A Preferred Stock issued to Mr. Lau and Mr. Cox are subject to lock-up agreements pursuant to which our directors, executive officers and affiliates have agreed with the representative of the underwriters of our Initial Public Offering, for a period of 12 months after the closing of the Initial Public Offering, or until April 2, 2026, subject to certain exceptions, not to offer, sell or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company.

Other Transactions

On April 26, 2024, Moonglade Investment Limited, which is beneficially owned by Mr. Michael Lau, purchased 106,900 shares of Series A Preferred Stock from the Company at a purchase price of US$2.50 per share as part of the capital restructure undertaken by the Company.

GENERAL

Other Matters

The Board of Directors does not know of any matters that are to be presented at the Extraordinary Meeting other than those stated in the Notice of Extraordinary Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Extraordinary Meeting, it is the intention of the proxy holder named in the accompanying proxy to vote the Ordinary Shares he represents as the Board of Directors may recommend. Discretionary authority with respect to such other matters is expressly granted by the execution of the enclosed proxy.

By Order of the Board of Directors
Kevin Cox, Chairman of the Board of Directors
March 6, 2026